Filed Pursuant to Rule 424(b)(2)
File No. 333-180989

Title of Each Class of Securities Offered	Amount to be Registered	Maximum Offering Price Per Security	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series L, Fixed Rate Notes	$1,300,000,000	99.874%	$1,298,362,000	$167,229.03

(1)	The total filing fee of $167,229.03 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 19 dated May 27, 2014

(to Prospectus Supplement dated May 25, 2012

and Prospectus dated April 27, 2012)

WELLS FARGO & COMPANY

Medium-Term Notes, Series L

Fixed Rate Notes

Aggregate Principal Amount Offered:	$1,300,000,000

Trade Date:	May 27, 2014

Original Issue Date (T+5):	June 3, 2014

Stated Maturity Date:	June 2, 2017

Interest Rate:	1.15%

Interest Payment Dates:	Each June 2 and December 2, commencing December 2, 2014, and at maturity

Price to Public (Issue Price):	99.874%, plus accrued interest, if any, from June 3, 2014

Agent Discount (Gross Spread):	0.25%

All-in Price (Net of Agent Discount):	99.624%, plus accrued interest, if any, from June 3, 2014

Net Proceeds:	$1,295,112,000

Benchmark:	UST 0.875% due May 15, 2017

Benchmark Yield:	0.773%

Spread to Benchmark:	+42 basis points

Re-Offer Yield:	1.193%

Redemption:	The notes are not redeemable at the option of Wells Fargo & Company

Listing:	None

		Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$1,040,000,000

Agents (Senior Co-Managers):	BB&T Capital Markets, a division of BB&T Securities, LLC	39,000,000
	Capital One Securities, Inc.	39,000,000
	Citigroup Global Markets Inc.	39,000,000
	Desjardins Securities Inc.	39,000,000

	J.P. Morgan Securities LLC	39,000,000
	Merrill Lynch, Pierce, Fenner & Smith Incorporated	39,000,000

Agents (Junior Co-Managers):	Blaylock Beal Van, LLC	6,500,000
	Drexel Hamilton, LLC	6,500,000
	MFR Securities, Inc.	6,500,000
	Muriel Siebert & Co., Inc.	6,500,000

	Total	$1,300,000,000

Plan of Distribution:

On May 27, 2014, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.624%, plus accrued interest, if any, from June 3, 2014. The purchase price equals the issue price of 99.874% less a discount of 0.25% of the principal amount of the notes.

Desjardins Securities Inc. is not a U.S. registered broker-dealer, and, therefore, will not effect any offers or sales of any notes in the United States or will do so only through one or more registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Market Making:

Unless otherwise indicated, this pricing supplement is being delivered in connection with the initial sale of the notes. Wells Fargo Advisors, LLC and Wells Fargo Securities, LLC, or another of our affiliates, may use this pricing supplement in a market-making transaction in the notes after the initial sale. None of the agents named in this pricing supplement is obligated to make a market for the notes.

Certain U.S. Federal Income Tax Consequences:

As discussed in the accompanying prospectus under “Certain U.S. Federal Income Tax Considerations,” legislation was enacted in 2010, contained in Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, that will impose a 30% withholding tax on withholdable payments (as defined below) made to a foreign financial institution, unless such institution enters into an agreement with the U.S. Department of the Treasury (“Treasury”) to, among other things, collect and provide to it substantial information regarding such institution’s United States financial account holders, including certain account holders that are foreign entities with United States owners. The legislation also generally imposes a 30% withholding tax on withholdable payments to a non-financial foreign entity unless such entity provides the paying agent with a certification that it does not have any substantial United States owners or a certification identifying the direct and indirect substantial United States owners of the entity. “Withholdable payments” include payments of interest with respect to notes from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest from sources within the United States, unless the payments of interest or gross proceeds are effectively connected with the conduct of a United States trade or business and taxed as such. As enacted, these withholding and reporting obligations generally apply to payments made with respect to the notes. Under final Treasury regulations effective January 28, 2013 and other administrative guidance, these withholding and reporting requirements with respect to interest will be delayed until July 1, 2014, and withholding on gross proceeds will be delayed until January 1, 2017. Further, withholding will not apply to notes outstanding on July 1, 2014, unless such notes undergo a significant modification after that date. Investors are urged to consult their own tax advisors regarding the application of the legislation and proposed regulations to the notes.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	94974BFW5

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